Amendment No. 1 to

Investment Advisory Agreement for Subadviser

Amendment No. 1 dated October 6, 2017 to the Investment Advisory Agreement for Subadviser dated September 29, 2016 (the “Agreement”) made by and among GLOBAL ATLANTIC INVESTMENT ADVISORS, LLC (the “Investment Adviser”), an Indiana limited liability company, Forethought Variable Insurance Trust, a Delaware statutory trust (the “Trust”), on behalf of its series listed in Schedule A to the Agreement, and BLACKROCK FINANCIAL MANAGEMENT, INC (the “Subadviser”), a Delaware corporation.  Capitalized terms used herein and not otherwise defined shall have the definition set out in the Agreement.

In accordance with Section 14 of the Agreement, effective October 6, 2017, the parties hereby amend and restate Schedule B of the Agreement as attached hereto to clarify that the annual subadvisory fee is expressed as a percent of the average daily net assets of the portion of each Fund with respect to which the Subadviser provides investment advice and investment management services.

Except as otherwise set forth herein, the terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement to be effective upon the date above.

Forethought Variable Insurance Trust
By its authorized officer,

By:	/s/ Deborah Schunder
Its:	Vice President

Global Atlantic Investment Advisors, LLC
By its authorized officer,

By:	/s/Eric Todd
Name:	Eric Todd
Title:	President

BlackRock Financial Management, Inc.
By its authorized officer,

By:	/s/Michael J. Ferraro
Name:	Michael J. Ferraro
Title:	Director — Retail Financial Institutions

AMENDED AND RESTATED SCHEDULE B

Fees paid to the Sub-Adviser

The annual subadvisory fee is expressed as a percent of the average daily net assets of the portion of each Fund with respect to which the Subadviser provides investment advice and investment management services as follows:

[Chart of Subadvisory Fees]